Supplement filed pursuant to Rule 253(g)(2)

        File No. 024-12484

SUPPLEMENT NO. 2 DATED JULY 10, 2025

TO OFFERING CIRCULAR DATED APRIL 10, 2025

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated April 10, 2025 of Medical Care Technologies, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular, as supplemented.

The Offering Circular dated April 10, 2025 is available is available HERE.

The purpose of this supplement is to correct certain errors in the supplement filed on July 3, 2025. This supplement replaces the one filed July 3, 2025.

The purpose of this supplement is to decrease the offering price from $.00016 per share to $.00013 per share. As a result of the price change, the Company amends and restates the “Cover Page” and the “Plan of Distribution” as follows:

MEDICAL CARE TECHNOLOGIES, INC.

a Nevada Corporation

1910 S Stapley Drive

Suite 221

Mesa, AZ 85204

Up to 2,000,000,000 Shares of Common Stock

Medical Care Technologies Inc., a Nevada corporation (the “Company” or “MDCE”) is offering investors (the “Offering”) the opportunity to purchase MDCE common shares (the “Shares”). The Shares will be sold at a fixed price of $.00013 per share, for a maximum amount of $187,525 (the “Maximum Amount”). This Offering is being conducted pursuant to Tier 1 of Regulation A. The Shares are highly speculative securities, see “Risk Factors” beginning on page 11.

	Number of Shares Offered	Number of Shares Sold to Date	Proceeds to Company to Date (1)	Number of Remaining Shares to Be Sold	Price to Public	Underwriting discount and commissions (2)	Proceeds to issuer for remaining Shares (1)
Common Shares	2,000,000,000	557,500,000	$135,000	1,442,500,000	$0.00013	$0.00	$187,525

(1)        Not including our estimated offering expenses, including commissions, will be approximately $50,000. See “Plan of Distribution.”

(2)       The Shares will be offered and sold by our officers and directors who will not receive any direct compensation in connection therewith. However, we reserve the right to engage broker-dealers registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and who are FINRA members to participate in the offer and sale of the Shares and to pay to such persons, if any, cash commissions of up to ten percent (10%) of the gross proceeds from the sales of Shares placed by such persons.

PLAN OF DISTRIBUTION

The Company is offering a maximum of 1,442,500,000 Shares of its Common Stock on a best-efforts basis at a fixed price of $.00013 per share and any funds raised from this Offering will be immediately available to the Company. The Offering will terminate upon the earlier of the sale of all the Shares or one year from the date of this Offering Statement.

There is no aggregate minimum to be raised in order for subscription proceeds to be released to the Company and therefore the Offering will be conducted on a “rolling basis.” This means we are entitled to begin applying “dollar one” of the proceeds from the Offering towards our business strategy, including, without limitation, research and development expenses, offering expenses, working capital, general corporate purposes, repayment of debt (if any) and, prior to our use of the proceeds, other uses, including short-term, interest-bearing investments, as more specifically set forth in the “Use of Proceeds” starting on page 17.

The Offering may be made, in management’s discretion, directly to investors by the Company’s management on a “best efforts” basis. We reserve the right to offer the Shares through broker-dealers who are registered with FINRA/SIPC. The Company may engage a broker-dealer registered with the SEC and a member of FINRA/SIPC to perform administrative compliance and related broker-dealer services in connection with this Offering including the review of investor information including KYC (Know Your Customer) data, AML (Anti-Money Laundering) and other compliance checks and review of subscription agreements and investor information. Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Our officers or directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii) except that for securities issued pursuant to rule 415 under the Securities Act, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

We intend to sell the Shares in this offering through our Board of Directors and their affiliates. They will not receive any compensation for offering or selling the Shares. We reserve the right to reject, in whole or in part, any subscriptions for Shares made in this Offering, in our discretion.